Exhibit 4.1

PROMISSORY NOTE

Principal Amount: $50,000.00	August 6, 2015

FOR VALUE RECEIVED, Eastside Distilling, Inc. (“ESDI” or "Maker"), at 1805 SE M L King Blvd, Portland, OR 97214 hereby agrees to pay to Joseph Alexander ("Holder") or Holder’s designees at 3390 NE Multnomah St., Portland, OR 97232 or at such other place as Holder shall designate, the sum of FIFTY THOUSAND U.S. Dollars ($50,000) or the equivalent value in common shares of ESDI.

All then unpaid principal shall be due and payable February 6, 2016.

This Note may be prepaid, in whole or in part, at any time and without penalty post the closing of the Maker’s next equity financing. Upon the closing of the Maker’s next equity financing, Holder shall also have the option to convert the note into the financing in exchange for full satisfaction of this promissory note.

All parties to this Note hereby waive presentment, dishonor, notice of dishonor and protest. All parties hereto consent to, and Holder is hereby expressly authorized to make, without notice, any and all renewals, extensions, modifications or waivers of the time for or the terms of payment of any sum or sums due hereunder, or under any documents or instruments relating to or securing this Note, or of the performance of any covenants, conditions or agreements hereof or thereof or the taking or release of collateral securing this Note. Any such action taken by Holder shall not discharge the liability of any party to this Note.

This Note shall be governed by and construed in accordance with the laws of the state of Oregon without regard to conflict of law principles. Maker shall also pay Holder any and all costs of collection incurred in connection with this Note, including court costs and reasonable attorney’s fees.

MAKER – EASTSIDE DISTILLING		HOLDER – JOSEPH ALEXANDER

By:	Steven EARLES	By:

Its:	CEO	Its: